UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

Stewart Information Services Corporation
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

860372101
(CUSIP Number)

BEN BRESNAHAN
FOUNDATION ASSET MANAGEMENT, LP
81 Main Street, Suite 306
White Plains, NY 10601
(914) 574-2923

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION OFFSHORE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,310,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,310,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,310,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,310,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,310,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,310,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON DAVID CHARNEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,310,850
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,310,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON SKY WILBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 1,310,850
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 1,310,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON ERNEST D. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON ROSLYN B. PAYNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Foundation Offshore Master Fund, Ltd., a Cayman Islands exempted company (the “Offshore Master Fund”), with respect to the Shares directly owned by it;

(ii)	Foundation Asset Management, LP, a Delaware limited partnership (“Foundation LP”), as the investment manager of the Offshore Master Fund;

(iii)	Foundation Asset Management GP II, LLC, a Delaware limited liability company (“Foundation GP”), as the general partner of Foundation LP;

(iv)	David Charney, as the managing member of each of Foundation LP and Foundation GP;

(v)	Sky Wilber, as the managing member of each of Foundation LP and Foundation GP;

(vi)	Ernest D. Smith; and

(vii)	Roslyn B. Payne.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Foundation LP and Foundation GP and Messrs. Charney and Wilber is c/o Foundation Asset Management, LP, 81 Main Street, Suite 306, White Plains, New York 10601. The address of the principal office of the Offshore Master Fund is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, Grand Cayman, KY1-9005, Cayman Islands.  The officers and directors of the Offshore Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The principal business address of Mr. Smith is c/o Smith-Cavin Partners LLC, 3905 State St., Ste. 7-227, Santa Barbara, California 93105. The principal business address of Mrs. Payne is c/o Jackson Street Partners, Ltd., 750 Menlo, Suite 250, Menlo Park, California 94025.

(c)           The principal business of the Offshore Master Fund is investing in securities.  Foundation LP is the investment manager of the Offshore Master Fund.  Foundation GP serves as the general partner of Foundation LP.  Messrs. Charney and Wilber serve as the managing members of each of Foundation LP and Foundation GP. The principal occupation of Mr. Smith is serving as a Managing Partner of Smith-Cavin Partners LLC, a Real Estate Investment Partnership with holdings in distressed properties in Florida, Alabama, Georgia and California. The principal occupation of Mrs. Payne is serving as the President of Jackson Street Partners, Ltd., a real estate venture capital and investment firm, which she co-founded, and as the owner of Dover Corporation, a company that provides equity capital for various residential developments in California.

CUSIP NO. 860372101

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, incorporated herein by reference, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, incorporated herein by reference, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Charney, Wilber and Smith and Mrs. Payne are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein, and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 28, 2016, Foundation LP (together with its affiliates, “Foundation”) filed with the Securities and Exchange Commission a Preliminary Solicitation Statement in furtherance of seeking stockholder support to demand that the Issuer call a special meeting of the Issuer’s stockholders (the "Special Meeting"). Under the Issuer’s Restated Certificate of Incorporation, a special meeting of the Issuer’s stockholders shall be called by the Issuer at the written request of stockholders owning 25% or more of the issued and outstanding capital stock of the Issuer entitled to vote. If a sufficient number of stockholders support Foundation's efforts to call the Special Meeting, Foundation intends to solicit stockholder support in favor of proposals seeking to remove Malcolm S. Morris and Stewart Morris, Jr. as directors of the Issuer and electing Mr. Smith and Mrs. Payne as directors of the Issuer (the “Proposals”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 23,351,822 Shares outstanding as of April 27, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2016.

As of July 28, 2016, the Offshore Master Fund directly owned 1,310,850 Shares, constituting approximately 5.6% of the Shares outstanding.  Foundation LP, as the investment manager of the Offshore Master Fund, may be deemed to be the beneficial owner of the 1,310,850 Shares owned by the Offshore Master Fund, constituting approximately 5.6% of the Shares outstanding.  Foundation GP, as the general partner of Foundation LP, may be deemed to be the beneficial owner of the 1,310,850 Shares owned by the Offshore Master Fund, constituting approximately 5.6% of the Shares outstanding. Each of Messrs. Charney and Wilber, as the managing members of Foundation GP and Foundation LP, may be deemed to be the beneficial owners of the 1,310,850 Shares owned by the Offshore Master Fund, constituting approximately 5.6% of the Shares outstanding.  As of July 28, 2016, Mr. Wilber directly owned 1,000 Shares, representing less than 1% of the Shares outstanding.

CUSIP NO. 860372101

As of July 28, 2016, neither Mr. Smith nor Mrs. Payne beneficially owned any Shares.

(b)           By virtue of their respective positions with the Offshore Master Fund, each of Foundation GP and Foundation LP may be deemed to have sole power to vote and dispose of the Shares reported owned by the Offshore Master Fund.  By virtue of their respective positions with Foundation GP and Foundation LP, each of Messrs. Charney and Wilber may be deemed to have shared power to vote and dispose of the Shares reported owned by the Offshore Master Fund. Mr. Wilber has sole power to vote and dispose of the Shares reported owned directly by Mr. Wilber.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(c)           The Reporting Persons have not entered into any transactions in the Shares since the filing of Amendment No. 8 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 28, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) to form a group for the purpose of soliciting proxies or written consents to (i) request that the Issuer call the Special Meeting to approve the Proposals and (ii) approve the Proposals at any Special Meeting called for such purpose. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Offshore Master Fund has signed letter agreements, pursuant to which it and its affiliates have agreed to indemnify each of Mr. Smith and Mrs. Payne against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Special Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated July 28, 2016.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Power of Attorney.

CUSIP NO. 860372101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2016

Foundation Offshore Master Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Asset Management, LP

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Asset Management GP II, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

/s/ David Charney
DAVID CHARNEY

/s/ Sky Wilber
SKY WILBER Individually and as attorney-in-fact for Ernest D. Smith and Roslyn B. Payne